Exhibit 99.1

Phoenix New Media Announces Further Update on Proposed Sale of Investment in Yidian

BEIJING, China, January 21, 2020 — Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that it has entered into an agreement (the “Co-Sale Agreement”) with Long De Cheng Zhang (Tianjin) Investment Management Center and Long De Holdings (Hong Kong) Co., Limited (collectively, the “Long De Entities”) to settle the dispute with respect to the Long De Entities’ co-sale rights under the existing shareholders agreement of Particle Inc. (“Particle” or “Yidian”) as previously announced by the Company. The co-sale rights were alleged in connection with the Company’s sale of shares of Particle to Run Liang Tai and its designated entities (the “Proposed Buyers”) pursuant to a share purchase agreement (the “SPA”) dated March 22, 2019, as amended by a supplemental agreement (the “Supplemental Agreement”) dated July 23, 2019 (the “Proposed Transaction”).

Pursuant to the Co-Sale Agreement, the Long De Entities will sell approximately 9.8 million preferred shares of Particle (the “Long De Sale Shares”) to the Proposed Buyers for a total consideration of approximately US$20.7 million in cash and the number of Particle shares to be sold by the Company will be reduced accordingly. As a result, the Company is expected to sell a total of 29.19% of the total outstanding shares of Particle (which reflected the completion of the issuance of additional shares under Particle’s share incentive plan) to the Proposed Buyers for a total consideration of approximately US$427.3 million in cash under the SPA as amended by the Supplemental Agreement and the Co-Sale Agreement.

Similar to the Company’s arrangement with the Proposed Buyers under the Supplemental Agreement, the Long De Entities will deliver the Long De Sale Shares to the Proposed Buyers in two batches. The Company agreed to provide an interest-free loan of approximately US$9.7 million to the Proposed Buyers to enable them to pay for the first batch of Long De Sale Shares. Closing for the second batch of Long De Sale Shares is expected to occur within 10 business days after closing for the second batch of Particle shares to be sold by the Company and repayment of the loan to the Company by the Proposed Buyers, both of which are expected to occur no later than August 2020 according to the Co-Sale Agreement.

The Co-Sale Agreement is subject to approval by the shareholders of the Company’s parent company, Phoenix Media Investment (Holdings) Limited (HK: 2008), a company listed on The Stock Exchange of Hong Kong. While the Company has completed delivery of the first batch of Particle shares to the Proposed Buyers pursuant to the Supplemental Agreement and received consideration of US$200 million for such shares as well as a further deposit of US$50 million, there are still uncertainties as to the completion of the remaining part of the Proposed Transaction. There can be no assurance that the Proposed Transaction will be eventually closed.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com